CHATMD, INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND THE PERIOD FROM INCEPTION (JUNE 25, 2024) TO DECEMBER 31, 2024

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
ChatMD, Inc.
Plymouth, Indiana

We have reviewed the accompanying financial statements of ChatMD, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 2025, and for the period from Inception (June 25, 2024) to December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations, experienced negative cash flows from operating activities, and has an accumulated deficit. The Company has stated that these conditions raise substantial doubt about its ability to continue as a going concern. Management's evaluation of these conditions and management's plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

SetApart Accountancy Corp.

August 14, 2026
Calabasas, California

CHATMD, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		**2025**		**2024**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	120,842	$	296,380
Total Current Assets		**120,842**		**296,380**
Total Assets	**$**	**120,842**	**$**	**296,380**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Simple Agreement for Future Equity		339,750		198,250
Convertible note, net of current portion		75,000		75,000
Accrued Interest on Convertible Notes		6,374		1,874
Total Liabilities		**421,124**		**275,124**
STOCKHOLDERS' DEFICIT				
Class A Common Stock		96		90
Class B Common Stock		18		18
Founder Common Stock		10		10
Additional Paid in Capital		274,807		74,882
Accumulated Deficit		(575,213)		(53,744)
Total Stockholders' Deficit		**(300,282)**		**21,256**
Total Liabilities and Stockholders' Deficit	**$**	**120,842**	**$**	**296,380**

See accompanying notes to financial statements.

CHATMD, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

	Year Ended December 31, 2025	For the Period from Inception (June 25, 2024) to December 31, 2024
(USD $ in Dollars)		
Net Revenue	$ 16,753	$ -
Cost of Service	15,533	-
Gross Profit	**1,220**	**-**
Operating Expenses		
General and Administrative	152,258	26,145
Selling and Marketing	324,714	27,475
Total Operating Expenses	**476,972**	**53,620**
Operating Loss	**(475,752)**	**(53,620)**
Interest Expense	4,500	1,874
Other Loss/(Income)	(283)	-
Fair Value in Excess of Stated Value of SAFEs	41,500	(1,750)
Loss Before Provision for Income Taxes	**(521,469)**	**(53,744)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (521,469)**	**$ (53,744)**

See accompanying notes to financial statements.

CHATMD, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(UNAUDITED)

(in , $US)	Class A Common Stock Shares	Class A Common Stock Amount	Class B Common Stock Shares	Class B Common Stock Amount	Founder Stock Shares	Founder Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Deficit
Inception date- June 25, 2024									
Issuance of stock	**9,000**	**$ 90**	**1,760**	**$ 18**	**1,000**	**$ 10**	$ 74,882		$ 75,000
Net Loss								$ (53,744)	(53,744)
Balance—December 31, 2024	**9,000**	**90**	**1,760**	**18**	**1,000**	**10**	**74,882**	**$ (53,744)**	**$ 21,256**
Issuance of stock	647	6	-	-	-	-	199,735		199,742
Share-Based Compensation							190		190
Net Loss								(521,469)	(521,469)
Balance—December 31, 2025	**9,647**	**$ 96**	**1,760**	**$ 18**	**1,000**	**$ 10**	**$ 274,807**	**$ (575,213)**	**$ (300,282)**

See accompanying notes to financial statements.

CHATMD, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

(USD $ in Dollars)		Year Ended December 31, 2025		For the Period from Inception (June 25, 2024) to December 31, 2024
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(521,469)	$	(53,744)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Share-Based Compensation		190		-
Accrued Interest on Convertible Notes		4,500		1,874
Fair Value in Excess of Stated Value of SAFEs		41,500		(1,750)
Net Cash Used In Operating Activities		**(475,279)**		**(53,620)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		199,742		75,000
Proceeds from Convertible Notes		-		75,000
Proceeds from Issuance of Simple Agreement for Future Equity		100,000		200,000
Net Cash Provided by Financing Activities		**299,742**		**350,000**
Change in Cash		**(175,538)**		**296,380**
Cash —Beginning of The Year		296,380		-
Cash—End of The Year	**$**	**120,842**	**$**	**296,380**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	-	$	-
Cash Paid During the Year for Income Taxes	$	-	$	-

See accompanying notes to financial statements

1. NATURE OF OPERATION

ChatMD, Inc. was incorporated on June 25, 2024, in the state of Delaware. The financial statements of ChatMD, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Plymouth, Indiana.

ChatMD, through its ChatRx product, is a healthcare technology company developing an AI-powered, doctor-led telehealth platform designed to provide asynchronous diagnosis and treatment for common acute conditions. The Company's platform is intended to provide patients with convenient and affordable access to healthcare without requiring a traditional live physician visit.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash exceeded FDIC insured limits by $0 and $31,380, respectively.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company generates revenue primarily from its telehealth platform, including fees charged for patient encounters and related services. Revenue from these services is recognized when the applicable service has been provided to the customer.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid,

including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Under this guidance, the Company measures the cost of equity-based awards granted to employees, directors, and non-employee service providers based on the grant-date fair value of the award.

The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model, which requires management to make certain assumptions including the expected term of the award, expected volatility of the Company's common stock, risk-free interest rate, and expected dividend yield.

The risk-free interest rate is based on yields of U.S. Treasury securities with maturities consistent with the expected term of the options. The expected term for employee stock options is estimated using the simplified method, which considers the midpoint between the vesting term and the contractual life of the option. Because the Company's common stock is not publicly traded and does not have sufficient historical trading data, the expected volatility is estimated based on the historical volatility of comparable publicly traded companies within the Company's industry. The expected dividend yield is assumed to be zero, as the Company has not historically paid dividends and does not currently anticipate paying dividends in the foreseeable future.

The Company estimates the fair value of its common stock for purposes of determining the grant-date fair value of stock options based on available information, including recent sales of the Company's common stock to third parties and other relevant valuation considerations.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. Forfeitures are recognized as they occur.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $324,714 and $27,475, which is included in sales and marketing expenses.

Convertible Notes
Convertible notes are accounted for in accordance with ASC 470 and ASC 815. If the embedded conversion features require bifurcation, they are recorded separately as derivative liabilities at fair value. If not bifurcated, the notes are measured at amortized cost, and any premium, discount, or beneficial conversion feature is amortized over the term of the note.

SAFE Agreements
The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC 480-10-25. The SAFEs represent instruments that obligate the Company to issue a variable number of equity shares upon the occurrence of certain future triggering events (such as equity financing, liquidity events, or dissolution) in exchange for a fixed monetary investment and are subject to valuation caps.

Because the SAFEs may be required to be settled in cash or a variable number of shares upon a change of control or liquidation event, and such events are not solely within the Company's control, they are considered mandatorily redeemable financial instruments or net-settled obligations under ASC 480-10-25-8. As such, the SAFEs do not meet the criteria for classification as equity and are instead classified as liabilities in the Company's balance sheet.

The Company has therefore determined that classification as a liability is appropriate based on the following considerations:

- The SAFEs contain provisions that require the Company to transfer assets (i.e., settle in cash or a variable number of shares).
- The settlement features are outside the sole control of the Company (e.g., in a change of control).
- The SAFEs do not qualify as permanent equity instruments.

The SAFEs are measured at fair value, with changes in fair value recognized in the statement of operations each period in accordance with ASC 480 and ASC 825-10. The fair value of the SAFEs is determined using valuation techniques that consider the underlying terms of the instruments and relevant market inputs.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DEBT

Convertible Note
On August 1, 2024, the Company issued a convertible promissory note with a principal amount of $75,000. The note bears interest at a rate of 6% per annum and, subject to certain conversion and sale provisions, becomes due upon written demand by the holder on or after the third anniversary of the issuance date. Details of Convertible Notes issued and outstanding are as follows:

					As of December 31, 2025			As of December 31, 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2024 Convertible Note	$ 75,000	6.00%	08/01/2024	08/01/2027	$ 75,000	$ 75,000	$ 75,000	$ -	$ 75,000	$ 75,000
Total	**$ 75,000**				**$ 75,000**	**$ 75,000**	**$ 75,000**	**$ -**	**$ 75,000**	**$ 35,000**

The note provides for automatic conversion upon the closing of a qualified equity financing resulting in gross proceeds of at least $1,000,000. The conversion price is generally the lesser of 80% of the price per share issued in the qualified financing or a price based on a $1,000,000 valuation of the Company. The note also provides for optional conversion upon certain non-qualified financings or a sale of the Company. The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

SAFE Agreement
The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	2025	2024
SAFE - 2024	2024	$ 3,500,000	$ 200,000	20%	$ 200,000	$ 200,000
SAFE - 2025	2025	10,000,000	100,000	0%	100,000	-
Fair Value in Excess of Stated Value of Derivative Instrument					$ 39,750	$ (1,750)
Total SAFE(s)			**$ 300,000**		**$ 339,750**	**$ 198,250**

Upon a qualified financing, the SAFEs automatically convert into shares of preferred stock based on the applicable conversion price specified in each agreement. In the event of a liquidity event prior to conversion, the investors are generally entitled to receive the greater of their respective purchase amounts or the value of the shares issuable pursuant to the conversion provisions. In the event of a dissolution, the investors are entitled to receive their respective purchase amounts, subject to the liquidation priorities specified in the agreements. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

4. SHARE BASED COMPENSATION

During 2024, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,760 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options
The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	**-**	**$**	**-**	**-**
Granted	-			
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2024	**-**	**$**	**-**	**-**
Exercisable Options at December 31, 2024	**-**	**$**	**-**	**-**
Granted	117		0.5	
Exercised	-		-	
Expired/Cancelled	-		-	
Outstanding at December 31, 2025	**117**	**$**	**0.50**	**3.71**
Exercisable Options at December 31, 2025	**117**	**$**	**0.50**	**3.71**

The Company recognizes compensation expense for stock based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2025, the Company recognized stock-based compensation expense of $190.

5. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 15,000 shares of common stock, par value $0.01 per share, consisting of 12,000 shares of Class A Common Stock, 2,000 shares of Class B Common Stock, and 1,000 shares of Founder Stock. Class A Common Stock is entitled to one vote per share, while Founder Stock is entitled to ten votes per share. Class B Common Stock is non-voting, except as otherwise required by applicable law.

As of December 31, 2025 and 2024, the Company had 9,647 and 9,000 shares of Class A Common Stock, respectively, 1,760 shares of Class B Common Stock, and 1,000 shares of Founder Stock issued and outstanding.

Preferred Stock

The Company is authorized to issue 1,000 shares of Series A Preferred Stock, par value $0.01 per share. The Series A Preferred Stock is non-voting. In the event of liquidation, dissolution, winding up, or certain deemed liquidation events, holders of Series A Preferred Stock are entitled to receive distributions prior to distributions to holders of Common Stock. As of December 31, 2025 and 2024, no shares of Series A Preferred Stock were issued and outstanding.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

For the Year Ended December 31,		**2025**		**2024**
Net Operating Loss	$	(124,835)	$	(14,075)
Valuation Allowance		124,835		14,075
Net Provision For Income Tax	**$**	**-**	**$**	**-**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ (138,910)	$ (14,075)
Valuation Allowance	138,910	14,075
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $529,181. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

7. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. RELATED PARTY TRANSACTIONS

On August 1, 2024, the Company issued a $75,000 convertible promissory note to the Company's founder and principal shareholder. The note bears interest at 6% per annum and matures on August 1, 2027. The note is convertible into shares of the Company's equity securities upon the occurrence of certain financing and other events, as further described in Note 3 – Debt. As of December 31, 2025 and 2024, the outstanding principal balance under the related-party convertible note was $75,000.

During 2025, the Company entered into a SAFE agreement with the son of the Company's founder, who also serves as the Company's Chief Medical Officer, in exchange for proceeds of $100,000. The SAFE has a valuation cap of $10,000,000 and provides for conversion into the Company's equity securities upon the occurrence of certain qualifying financing events.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has incurred recurring losses from operations and had a net loss of approximately $521,469 for the year ended December 31, 2025. As of that date, the Company had limited cash resources of approximately $120,842. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued.

Management plans to address these conditions through a combination of raising additional capital, generating revenue from operations, and managing operating expenses. However, there can be no assurance that these plans will be successful.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

10. SUBSEQUENT EVENTS

In July of 2026, the Company entered into a Simple Agreement for Future Equity ("SAFE") with an investor for a purchase amount of $100,000. The SAFE has a valuation cap of $12,500,000 and provides for conversion into shares of the Company's preferred stock upon the occurrence of certain qualifying equity financing events. The SAFE also provides for certain payment or conversion rights upon the occurrence of a liquidity or dissolution event.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.